DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06021774

January 10, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: General Electric Company
Incoming letter dated December 9, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to GE by Helen Quirini. We also have received a letter on the proponent's behalf dated December 12, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
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INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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rmueller@gibsondunn.com

December 9, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Helen Quirini*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") and a statement in support thereof received from Helen Quirini, naming John Chevedden as her designated representative (the "Proponent"). The Proposal seeks to impose a qualification standard for the Chairman of GE's Board of Directors.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our views that:

I. The Proposal is Vague and Indefinite and Thus is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6);

II. The Proposal may be Excluded under Rule 14a-8(i)(6) Because GE Lacks the Power to Implement the Proposal; and

III. The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts, and is Therefore Excludable under Rule 14a-8(i)(3).

THE PROPOSAL

The Proposal is captioned "Independent Board Chairman" and reads as follows:

> "RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This Proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

The Proposal and related correspondence are attached hereto as Exhibit A.

BACKGROUND

The Proposal is similar to one that the Proponent submitted to GE for inclusion in GE's proxy statement and form of proxy for its 2005 Annual Shareowners Meeting. That proposal, also captioned "Independent Board Chairman," read as follows:

> "RESOLVED: Stockholders request that our Board of Directors adopt a policy, formalized as a corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as Chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." *General Electric Co.* (avail. Jan. 14, 2005).

By a letter dated January 14, 2005, the Staff concurred that GE could omit the 2004 proposal, noting that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." *General Electric Co.* (avail. Jan. 14, 2005).

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We believe that the Proposal is so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Securities and

Exchange Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareowner proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On prior occasions, the Staff has concurred that companies may exclude proposals requesting actions that are dependent on the definition or interpretation of a term or set of guidelines when those proposals fail to include any description of the substantive provisions of the definition or set of guidelines being recommended. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was so vague as to be false and misleading under Rule 14a-9, and therefore excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded under Rule 14a-8(i)(3) because it was vague and indefinite). *See also SI Handling Systems, Inc.* (avail. May 5, 2000) (proposal requesting the replacement of the company's bylaws with bylaws existing prior to 1996 was excludable unless revised to specify the substance of the proposed revisions to the by-laws).

Here, each element of the Proposal is so vague that GE's shareowners would not be able to determine with certainty what standard is intended to be imposed on the Chairman or how the Proposal would operate. For example, the Proposal would require that the Chairman "serve in that capacity only and have no management duties, titles or responsibilities." Shareowners could interpret the limitation on serving "in that capacity only" in a variety of ways: some might view it as meaning that the Chairman could not have other duties on GE's Board (for example, that the Chairman could not also serve as chair of a Board committee), whereas others might view it as meaning that the Chairman should serve in that capacity on a full-time basis and have no other job and no other relationships with GE or with any other entity.

This vagueness and ambiguity continues in the provision requiring that the Chairman "have no management duties, titles or responsibilities." Shareowners could reasonably interpret this language to require that the Chairman have no such responsibilities within GE or at other corporations and charitable foundations or organizations. Many companies, including GE, have corporate governance guidelines that limit over-commitment on the part of its directors, stating that directors who are CEOs of other companies should only serve as directors on a limited number of other companies' boards. GE's policy states that "[d]irectors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board." *See* GE's Governance Principles at http://www.ge.com/en/citizenship/governance/govprinc.htm. The Proposal itself raises the CEO/director over-commitment issue in its supporting statement, asserting that "[t]here are too many active CEOs on our board (11) – Independence concern and CEO over-commitment concern." Since the Proposal is vague and ambiguous on whether its proscription on having any "management duties, titles, or responsibilities" would apply only to having such responsibilities at GE or would also encompass management duties, titles or responsibilities at any other corporation or organization, shareowners would not be able to determine whether the requirement of having "no management duties, titles, or responsibilities" is intended to cover such responsibilities at any company or only at GE.

The Proposal also is vague because there is no clearly stated standard for determining what constitutes "management duties, titles or responsibilities." There are a number of duties carried out by a Board Chairman that may or may not be considered "management" responsibilities or duties. GE is a New York corporation. Section 701 of the New York Business Corporation Law provides that "the business of a corporation shall be managed under the direction of its board of directors." Hence, it is difficult, if not impossible, under the New York Business Corporation Law to draw a clear line between management and board duties and responsibilities. Indeed, under GE's Governance Principles, the GE Board of Directors has a number of functions, including, among others, "reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions"; "assessing major risks facing GE — and reviewing options for their mitigation"; and "ensuring processes are in place for maintaining the integrity of the company — the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders." *See* GE's Governance Principles at http://www.ge.com/en/citizenship/governance/govprinc.htm. The fact that these functions are performed by the GE Board does not mean that GE's management is relieved from any responsibility for these matters. In fact, any one of these duties could be considered a "management" duty, since the management of GE is also responsible for approving fundamental financial and business strategies, assessing major risks facing the company, and ensuring the integrity of financial statements and relationships with customers. Similarly, while it is clear under New York Stock Exchange listing standards that the Board of Directors is responsible for establishing pay for GE's executives, there is no clear delineation on whether setting the compensation of non-executives is a Board or a management responsibility. Thus, neither shareowners nor GE would know whether the Chairman would cease to satisfy the Proposal's standards if the Chairman were a member of the Compensation Committee and approved option grants to non-executives.

Separately, the Securities and Exchange Commission (the "Commission") has also recognized that there is no clear distinction between the responsibilities of the Board and of management. In 1976, the Commission proposed an amendment that would have treated a matter as "ordinary business" under Rule 14a-8 if it entailed "a recommendation or request that the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issue." The Commission suggested that this proposed standard – whether a matter required only management action – would help distinguish ordinary business matters. Based on comment, however, the Commission determined that board practices relating to the delegation of authority to management personnel vary greatly, and accordingly concluded that there was no reasonable basis for adopting a regulation that distinguished between actions that would involve management instead of board action. *See Exchange Act Rel. No. 12999* (Nov. 22, 1976).

The second sentence of the Proposal is also vague and confusing. Without any reference to "independence" in the prior sentence, the second sentence states that the Proposal "gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted." The Proposal does not explain what a "loss of independence" means. In *The Boeing Corporation* (avail. February 10, 2004), the Staff agreed that the company could exclude as vague and indefinite a proposal "requesting that Boeing amend its bylaws to require that an independent director, as defined by the Council of Institutional Investors, shall serve as chairman of the board of directors," because the proposal failed to adequately define the term "independent director." Just as it was not clear what the proposal in *Boeing* meant for a director to be "independent," it is not clear here what it means for a Chairman to lose "independence." Independence can have a number of different definitions, as illustrated by the Proponent's own proposal to GE from last year, which demanded that the Chairman be independent as defined by the Council of Institutional Investors, which stated that "an independent director is a person whose directorship constitutes his or her only connection to the corporation." *See General Electric Company* (avail. Jan. 14, 2005). Because the Proposal fails to define "loss of independence" and fails to identify the opportunity or mechanism that it asserts is available to GE to cure the "loss of independence," shareowners have no basis for understanding the second and final sentence of the Proposal. *See Johnson & Johnson* (avail. Feb. 7, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In summary, we believe that each element of the Proposal is so vague and indefinite that the Proposal does not adequately inform shareowners about what they are voting on. Accordingly, consistent with the Staff's position in *Boeing* and the other letters discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

For similar reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal. Because it would be impossible for GE to determine when a director satisfied or ceased to satisfy the standard set forth in the Proposal or what action GE would take if its chairman might cease to satisfy that standard, GE could not implement the Proposal, and thus the Proposal also may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(6).

II. The Proposal may be Excluded under Rule 14a-8(i)(6) Because GE Lacks the Power to Implement the Proposal.

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power and authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE cannot guarantee that the Chairman would not assume "management duties, titles or responsibilities" or suffer a "loss of independence."

According to the Staff Legal Bulletin No. 14C (June 28, 2005), a proposal seeking to impose independence requirements on directors is beyond the power or authority of the company to implement if it requires that "its chairman or any other director . . . retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *See also Cintas Corporation* (avail. Aug. 27, 2004) (Staff concurred with exclusion of a proposal requesting that the board adopt a policy that the board chairman be an independent director who had not previously served as an executive officer because board did not have power to ensure that chairman would retain his or her independence at all times and proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard); *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005) (same). As discussed above, given the vagueness of the phrase "management duties, titles or responsibilities," it is not within GE's power to ensure that its Chairman assumes no management duties, titles or responsibilities at all times. At any time, the Chairman could take on management duties at other companies or could assume what may be considered management duties or responsibilities within GE simply in the course of fulfilling his or her director obligations, and GE would not have the power or authority to prevent those actions from occurring.

The Proposal asserts that it "gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted." Because the term "independence" is not defined and the process for "curing" any loss of independence is not described, however, it is not clear when or how either action would be taken. Merely stating that the Proposal allows for a cure does not in fact mean that the Proposal creates an actual or effective cure. Thus, this sentence does not mitigate the Proposal's mandatory language, which "require[s] that the Chairman of our Board serve in that capacity only," and does not distinguish the Proposal from the one the Proponent submitted last year with the same defect. Just as with the Proponent's submission to GE last year, the Proposal "does not provide the board with an opportunity or mechanism to cure" a failure to satisfy the standard required under the Proposal.

In contrast, as illustrated in the Staff Legal Bulletin No. 14C, when a proposal recognizes that it is beyond a company's power to ensure that the chairman of its board is and remains "independent" and accordingly expressly provides for exceptions to the independence policy, the Staff has not concurred in the exclusion of the proposal. *See The Walt Disney Company* (avail. Nov. 24, 2004) (proposal not excludable where it requested the company to adopt a policy that the board chairman would always be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"); *Merck & Co., Inc.* (avail. Dec. 29, 2004) (proposal not excludable where it requested that the Board establish a policy of separating the roles of CEO and Chairman, "whenever possible"). Unlike the proposals addressed in *The Walt Disney Company* and *Merck & Co.*, the Proposal submitted to GE contains no allowances for circumstances when the Chairman would not be independent.

Accordingly, for the reasons set forth above, we believe that GE may exclude the Proposal under Rule 14a-8(i)(6), as GE lacks the power and authority to implement the Proposal.

III. The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts, and is Therefore Excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading," including statements or assertions which "directly or indirectly impugn character, integrity or personal reputation . . . without factual foundation." *See* Rule 14a-9, Note b. The supporting statement accompanying the Proposal contains a number of false and misleading statements that are unacceptable under this standard.

1. The supporting statement says, "54% Yes-Vote. Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005." Through the EDGAR database, we found only five (5) companies that set forth this proposal for a shareowner vote in past years. The Staff has consistently held that statements that lack appropriate citation or factual support may be omitted. *See Alaska Air Group* (avail. Mar. 28, 2003) (ruling that three separate statements in the supporting statement may be omitted unless the proponent provided factual support for those statements); *Sempra Energy* (Jan. 17, 2003) (same). Since the Proponent has provided no citation or factual support for this statement, it should be omitted.

2. The supporting statement asserts that "The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic." This is false and misleading. The Council of Institutional Investors (the "CII") "believe[s] that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareholders' ongoing financial interest. . . . " *See* http://www.cii.org/policies/ind_dir_defn.htm. The CII defines an "independent director as someone whose only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship." This is hardly a recommendation that the Chairman of the Board "have no management duties, titles, or responsibilities"; instead, the CII takes the rather different position that two-thirds of the board should be independent. Accordingly, this false and misleading statement should be omitted from the supporting statement.

3. Finally, the supporting statement says, "It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints?" The Proposal falsely attempts to paint GE with an overly broad brush of corporate wrongdoing by companies such as Enron, WorldCom and Tyco and implies that mismanagement and corruption are inherent at GE because its CEO is also its Chairman. Such inflammatory language, made without any basis or support for such a comparison, should be omitted from the supporting statement.

In sum, the supporting statement accompanying the Proposal contains many false, unsupported, inflammatory and misleading statements that are contrary to the Commission's proxy rules. The supporting statement would require detailed and extensive editing to bring it into compliance with the proxy rules and make the supporting statement not false or misleading. For this reason, even if the Staff is unable to concur with our conclusion that the Proposal may be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202)955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/jh
Enclosures

cc: Thomas J. Kim, General Electric Company
Helen Quirini
John Chevedden

40219123_5.DOC

Exhibit A

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

October 31, 2005

By Federal Express
Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

Re: Shareowner Proposal on Independent Board Chairman

Dear Ms. Quirini:

We received your shareowner proposal relating to an independent board chairman on October 26, 2005.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on October 31, 2005 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure

Cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

3-Ted

Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

OCT 26 2005
J. R. IMMELT

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Helen Quirini
Helen Quirini

10/21/05
Date

cc: Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663
FX: 203-373-3079

[October 26, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

Helen Quirini, 2917 Hamburg Street, Schenectady, NY 12303 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "D" in CEO Compensation.
  - Overall Governance Risk Assessment = High

- We had no Independent Chairman – Independent oversight concern.
- Cumulative voting was not allowed.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- There were too many active CEOs on our board (11) – Independence concern and CEO over-commitment concern.
- We had 4-insiders on our board – Independence concern.
- Two directors has non-director relationships with our company – Independence concern.

Additionally:

- Our directors could have $1 million donated to charity in their name – Independence concern.
- Two of our directors were rated "problem directors" by The Corporate Library:
  1) Mr. Gonzalez – because he chaired the executive compensation committee at Home Depot, which received a CEO Compensation rating of "F" by TCL.
  2) Mr. Penske – because he was on Delphi's Board, when Delphi filed for Chapter 11 bankruptcy in 2005.

I believe these correctable poor governance examples at our company reinforce the reason to adopt the above RESOLVED statement to improve our governance and increase shareholder value.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. When a Chairman runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 10, 2005

By Federal Express
Helen Quirini
2917 Hamburg Street
Schenectady, NY 12303

Re: Shareowner Proposal on Independent Board Chairman

Dear Ms. Quirini:

We received your registered broker's letter responding to our letter dated October 31, 2005, which requested that you demonstrate your satisfaction of the beneficial ownership requirements under Rule 14a-8(b).

Your registered broker's letter does not satisfy these requirement for the following reasons:

- it does not confirm that Prime Capital Services, Inc. is the record holder of the shares on your behalf, as opposed to Prime Capital Services, Inc. being your registered broker or investment adviser; and
- it is not clear that this statement is being provided from Prime Capital Services, Inc. in its capacity as record holder of the shares, as opposed to being provided by Mr. Rudolph Quirini in his individual capacity.

The SEC's Division of Corporation Finance addressed this point in its Staff Legal Bulletin No. 14:

> **(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?**
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

As I indicated in my letter to you dated October 31, 2005, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you received our letter requesting sufficient proof of ownership, which our records show as being November 1, 2005. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 10, 2005 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure
Cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Prime Capital Services, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12601
(845) 485-2220 Phone
(845) 485-2683 Fax

October 31, 2005

To Whom It May Concern,

Helen Quirini, 2917 Hamburg Street, Schenectady, NY 12303, has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2003.

Prime Capital Services, Inc. has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J Quirini

Rudolph J. Quirini
Registered Representative #M80
Prime Capital Services, Inc.

Post-it® Fax Note 7671	Date 11-1, 11-13 # of pages ▶
To Thomas Kim	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-373-3079 -3131	Fax #

Prime Capital Services, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12601
(845) 485-2220 Phone
(845) 485-2683 Fax

October 31, 2005

To Whom It May Concern,

Helen Quirini, 2917 Hamburg Street, Schenectady, NY 12303, has continuously owned at least 100 shares of General Electric Company Common Stock (Symbol "GE") since October 1, 2003.

Prime Capital Services, Inc. has been the record holder for these shares of General Electric Company Common Stock for this entire period.

Rudolph J Quirini

Rudolph J. Quirini
Registered Representative #M80
Prime Capital Services, Inc.

Post-it® Fax Note 7671	Date 11-1, 11-13 # of pages ▶
To Thomas Kim	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-373-3079 -3131	Fax #

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 13, 2005 12:10 AM
To: CFLETTERS
Cc: thomas.kim@corporate.ge.com
Subject: Re (GE) No-Action Request: Independent Board Chairman, HelenQuirini

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: Helen Quirini

Ladies and Gentlemen:

This is an initial response to the General Electric Company 9-page no action request.

The text of the proposal states:

"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it occur after this proposal is

adopted."

The company appears to claim that the above text is more difficult to understand than the text it cites in two SLB 14C cases in which the staff did not concur with the following companies:

Merck & Co., Inc.
"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."

The Walt Disney Co.
"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."

The company attempts to build its argument regarding a core governance issue based on non-governance niche-issue cases. For instance a Global Reporting Initiative case and a glass ceiling case are given high priority in the company argument.

The company faults the proposal in the use of everyday business words because there could be some discussion on precise meanings. Carried to its illogical conclusion the company would claim that no rule 14a-8 proposal is possible because there could be a discussion on precise meaning, such as boundaries between management and board functions.

The company argument seems to be an unintentional admission that the GE Board is challenged or unable to make routine business judgements on whether a function is a management or board function.

The company argues that "no management duties, titles, or responsibilities" could include such functions outside the company. This argument would seem to be a reach because it would be almost impossible to find many directors of Fortune 500 companies who had absolutely "no management duties, titles, or responsibilities" at any company, entity, business (home-based or otherwise), consultancy, charity, hobby or household whatsoever.

The company does not claim Institutional Shareholder Service or other proxy advisor service would be stumped as to the meaning of this proposal or has ever claimed to be stumped by the meaning of proposals on this same topic on company ballots.

The proposal clearly states in its "Resolved" statement: "This proposal gives our company an opportunity to cure our Chairman¹s loss of independence should it occur after this proposal is adopted."

SLB 14C states:
"In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

Thus this proposal "contains language permitting the company to cure a director's loss of independence" by stating, "This proposal gives our company an opportunity to cure our Chairman¹s loss of independence should it occur after this proposal is adopted."

SLB 14C does not state that the Walt Disney Company and Merck & Co. examples are the only words to use in a proposal to meet the explicit SLB text which precedes these two examples, "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence Š we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)."

The Council of Institutional Investors supports this proposal topic. The CII

website states:
"The board should be chaired by an independent director."

The illogical company conclusion is that any text that a company can label as "inflammatory," without foundation, is excludable.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Helen Quirini
Thomas Kim <thomas.kim@corporate.ge.com> General Electric Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2005

The proposal requests that the board of directors amend the company's governing documents to require that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities.

We are unable to concur in your view that GE may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Mark F. Vilardo
Special Counsel